U.S. SEC E COMMISSION
20549

98 07 4583

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-45411

REPORT FOR THE PERIOD BEGINNING 01/01/97 (MM/DD/YY) AND ENDING 12/31/97 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Interra Clearing Services, Inc.

Official Use Only

FIRM ID. NO.

RECD S.E.C. NOV 13 1998 811

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Marquette Avenue
(No. and Street)

Minneapolis	Minnesota	55402-1106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Kermeen — (612) 371-7995 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG Peat Marwick LLP

(ADDRESS) Number and Street	City	State	Zip Code
4200 Norwest Center 90 South Seventh Street	Minneapolis	MN	55402-3900

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED BY NOV 25 1998 DISCLOSURE INC.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas Wagner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Interra Clearing Services, Inc. as of December 31, 1997, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. None.

Name Thomas Wagner
Title Chief Financial Officer
Interra Clearing Services, Inc.

Notary Public

LISA LANG
NOTARY PUBLIC-MINNESOTA
HENNEPIN COUNTY
My Commission Expires Jan. 31, 2000

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

INTERRA CLEARING SERVICES INC.

TABLE OF CONTENTS

KPMG Peat Marwick LLP

4200 Norwest Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
Interra Clearing Services Inc.:

We have audited the accompanying statement of financial condition of Interra Clearing Services Inc. (formerly Regional Operations Group, Inc.) as of December 31, 1997 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Interra Clearing Services Inc. as of December 31, 1997, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

February 5, 1998

INTERRA CLEARING SERVICES INC.

Statement of Financial Condition

December 31, 1997

(In thousands, except share amounts)

Assets	1997
Cash and cash equivalents	$ 26,328
Cash and short-term investments segregated for regulatory purposes	–
Receivable from customers	1,170,143
Receivable from brokers, dealers, and clearing organizations:	
Deposits paid for securities borrowed	163,607
Securities failed to deliver	58,672
Receivable from affiliated introducing brokers, net	139,484
Clearing organizations, correspondent brokers, and others	1,680
Receivables from affiliates	7,861
Other assets, primarily dividends and interest receivable	15,204
	$ 1,582,979

Liabilities and Shareholder's Equity	
Payable to customers	$ 601,949
Short-term bank borrowings	129,000
Drafts payable	83,488
Payable to brokers, dealers, and clearing organizations:	
Deposits received for securities loaned	538,588
Securities failed to receive	34,627
Clearing deposits for correspondent brokers	4,057
Accrued compensation and benefits	1,836
Accounts payable and other liabilities, primarily dividends and interest payable	10,196
Due to Parent and affiliates	75,753
	1,479,494
Shareholder's equity:	
Voting common stock, Class A, $.01 par value; authorized 65,000 shares; issued and outstanding 1,000 shares	–
Non-voting common stock, Class B, $.01 par value; authorized 35,000 shares; issued and outstanding 200 shares	–
Additional paid-in capital	103,012
Retained earnings	473
Total shareholder's equity	103,485
Total liabilities and shareholder's equity	$ 1,582,979

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Business

Interra Clearing Services Inc. (formerly Regional Operations Group, Inc.) (the Company) is a registered broker dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Dain Rauscher Corporation (formerly Interra Financial Incorporated) (the Parent).

On January 2, 1998, Rauscher Pierce Refsnes, Inc. (RPR) was merged into Dain Bosworth Incorporated (DBI). This entity, known as Dain Rauscher Incorporated, will be merged with the Company on March 2, 1998. The combined entity will be known as Dain Rauscher Incorporated.

The Company clears and settles trades on a fully disclosed basis for DBI and RPR (the introducing brokers). The Company also provides clearing services to correspondent introducing firms introduced through RPR Correspondent Services, a division of RPR prior to January 2, 1998 and a division of Dain Rauscher Incorporated since January 2, 1998. DBI and RPR were registered broker dealers that are also wholly owned subsidiaries of the Parent prior to the January 2, 1998 merger. The Company carries all customer accounts of the introducing brokers and extends margin credit to such firms' customers. The Company also provided data processing services to the Parent and its subsidiaries prior to January 2, 1998.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in depository accounts with other financial institutions, and money market investments with original maturities of 90 days or less.

(b) Securities

Securities transactions are recorded on settlement date, which is not materially different than if transactions were recorded on trade date.

(c) Income Taxes

The Company is included in the consolidated income tax returns filed by the Parent. The Company's provision for income taxes, if any, is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax liabilities and assets and the resultant provision for income taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

(d) Fair Values of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value. The fair value of the Company's borrowings, if recalculated based on current interest rates, would not differ significantly from the amounts recorded at December 31, 1997.

(Continued)

(e) Use of Estimates

Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities in preparing this statement of financial condition in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3) Receivable from and Payable to Customers

The amounts receivable from customers primarily represent margin balances. Other customer receivables and payables result from cash transactions. Securities owned by customers and held as collateral for receivables and securities sold short by customers are not reflected in the statement of financial condition.

(4) Receivable from and Payable to Brokers and Dealers

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received subsequent to settlement date.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction. Generally, these transactions may be terminated on short notice by the Company or its counterparties. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives cash or other collateral. The initial collateral advanced or received has a market value equal to or greater than the market value of the securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

(5) Short-term Borrowings

Short-term borrowings at December 31, 1997 consist of $129.0 million in bank loans on uncommitted lines of credit. The majority of these borrowings are collateralized by DBI and RPR trading securities owned and customers' margin securities, and have a floating rate of interest approximately 50 basis points above the Federal Funds rate, which was 6.5 percent at December 31, 1997. The market value of trading securities pledged as collateral at December 31, 1997 was $151.4 million. At December 31, 1997, approximately $396 million of additional credit was available under uncommitted credit lines.

(6) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, whereby net capital of not less than 2 percent of aggregate debit items must be maintained. The New York Stock Exchange, Inc. also may require a member organization to reduce its business if regulatory net capital is less than 4 percent of such aggregate debit items, and may prohibit a member firm from expanding its business and declaring cash dividends if its regulatory net capital is less than 5 percent of such aggregate debit items. At December 31, 1997, net capital was $89.4 million, which was 7.2 percent of aggregate debit balances and $27.1 million in excess of the 5 percent requirement.

(Continued)

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. Amounts to be maintained are computed in accordance with a formula defined in Rule 15c3-3. At December 31, 1997, the Company was not required to have any amounts segregated in special reserve accounts.

(7) Commitments

The Company leases office facilities and certain equipment from the Parent. Additionally, the Company has a noncancelable operating lease which expires in 2006. Aggregate minimum rental commitments required under these leases, including lease payments by the Company to the Parent as of December 31, 1997 are as follows:

(In thousands)	
1998	$ 913
1999	914
2000	918
2001	906
2002	933
Thereafter	4,328
	$8,912

(8) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned, plus accrued interest, before the collateral could be sold.

A portion of the Company's customer activity involves the sale of securities not yet purchased (short sales) and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company may pledge affiliated introducing broker or customer margin securities for bank loans, repurchase agreements, securities loaned, or to satisfy margin deposits of clearing organizations. All repurchase agreements are collateralized by cash or securities delivered by the Company. In the event the counterparty is unable to return such securities pledged, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control these risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary. At December 31, 1997, the market value of such securities pledged approximated the borrowings outstanding.

(Continued)

(9) Employee Benefit Plans

The Company participates in the Parent's retirement plan, which covers substantially all full-time employees who are at least 21 years of age and had been employed for at least six months. Participants may contribute on a pretax basis up to 12 percent of eligible compensation to the plan subject to certain aggregate limitations; the Company then matches up to 5 percent of eligible compensation at a 40 percent rate. Matching contributions are limited to $3,000 per employee annually and are paid to the stock fund within the plan. Also, at the end of each year, a profitability-based contribution, determined by the Company's board of directors, is made to the plan. The minimum required contribution is 3 percent of eligible compensation. The Company's policy is to fund plan costs currently.

(10) Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets result primarily from compensation related accruals.

The Company has determined that it is not required to establish a valuation allowance for the deferred tax asset since it is more likely than not that the deferred tax asset will be realized principally through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and to a lesser extent, future taxable income.

(11) Transactions with Affiliates

The Company finances the trading inventories of DBI and RPR. Receivables from and payables to affiliated introducing brokers represent amounts due to or owed by the Company for providing inventory financing, clearance and settlement, and data processing services. Receivables from affiliated introducing brokers are collateralized by the respective firms' trading securities.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

KPMG Peat Marwick LLP

4200 Norwest Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
Interra Clearing Services Inc.:

In planning and performing our audit of the statement of financial condition of Interra Clearing Services Inc. (formerly Regional Operations Group, Inc.) (the Company) for the year ended December 31, 1997, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the statement of financial condition in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 1997, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the New York Stock Exchange, Inc., the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

KPMG Peat Marwick LLP

February 5, 1998